Cypherpunk Announces Corporate Update on Current Holdings

Sale of Animoca Brand Shares & Bitcoin

TORONTO, ONTARIO, Friday May 10, 2024. - Cypherpunk Holdings Inc. (CSE: HODL, OTC: CYFRF) ("Cypherpunk" or, the "Company") would like to announce an update on the Company's holdings.

Sale of Animoca Brand Shares

The Company is pleased to announce that it has disposed of an additional 2,225,678 million ordinary shares of Animoca Brands Corporation Limited ("Animoca Brands") through secondary market trades to hold 4,365,231 ordinary shares. The Company received an aggregate purchase price of AUD $2,003,110 million for this sale.

Sale of Bitcoin

The company has discontinued its option writing program and currently holds 117.09 Bitcoin.

Other Investments:

The Company maintains its other equity investments in Chia Networks Inc, and NGRAVE. The company also owns approximately 2500 TH of mining hardware which continues to be operated under contract by MineOn LLC (dba MiningStore).

Current Assets

Cash and Cash Equivalents	CAD $13,525,009
117.09 Bitcoin	CAD $9,703,596
4,364,322 Shares of Animoca Brands Inc	CAD $3,505,193
Other assets	CAD $1,317,597
Total	CAD $28,103,631

● Values as of April 30th 2024

About Cypherpunk Holdings Inc.

Cypherpunk was established to invest in currencies, companies, technologies and protocols, which enhance or protect privacy. Its strategy is to make targeted investments in businesses and assets with strong privacy attributes, often within the blockchain ecosystem, including select cryptocurrencies. Current equity investments include Chia and NGRAVE.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking information includes, but is not limited to the Company's expectation or belief regarding its investment in shares of Animoca Brand and Animoca Brand's future performance or business. . There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward- looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:
Doug Harris
Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 647-946-1300